Exhibit 99.1

Bitauto Announces the IPO Hearing for Yixin’s Application to List on The Stock Exchange of Hong Kong Limited

BEIJING, October 30, 2017 – Bitauto Holdings Limited (“Bitauto” or the “Company”) (NYSE: BITA), a leading provider of internet content & marketing services, and transaction services for China’s fast-growing automotive industry, today announced that its controlled subsidiary Yixin Group Limited (“Yixin”), a leading online automobile retail transaction platform in China, attended a hearing before the Listing Committee of the Stock Exchange of Hong Kong Limited (“HKEx”) recently, in connection with Yixin’s application to list its ordinary shares on the Main Board of HKEx.

Shareholders and potential investors in Bitauto should be aware that there is no assurance that Yixin’s listing will take place or as to when the listing may take place.

The securities of Yixin have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws.

This press release is neither an offer to sell nor a solicitation of an offer to buy, nor shall there be any offer, solicitation or sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Bitauto Holdings Limited

Bitauto Holdings Limited (NYSE: BITA) is a leading provider of internet content & marketing services, and transaction services for China's fast-growing automotive industry. Bitauto manages its businesses in three segments: its advertising and subscription business, transaction services business and digital marketing solutions business.

Bitauto's advertising and subscription business provides a variety of advertising services mainly to automakers through its bitauto.com website as well as corresponding mobile applications, which provide consumers with up-to-date new and used automobile pricing and promotional information, specifications, reviews and consumer feedback. Bitauto also offers subscription services via its SaaS platform, which provides web-based and mobile-based integrated digital marketing solutions to automobile dealers in China. The platform enables dealer subscribers to create their own online showrooms, list pricing and promotional information, provide dealer contact information, place advertisements and manage customer relationships to help them reach a broad set of purchase-minded customers and effectively market their automobiles to consumers online.

Bitauto's transaction services business is a leading automotive transaction services platform in China, which provides transaction facilitation services to automobile dealers and online automotive financial platform services to consumers and financial institutions including banks, auto finance companies and insurance companies.

Bitauto's digital marketing solutions business provides automakers with one-stop digital marketing solutions, including website creation and maintenance, online public relations, online marketing campaigns and advertising.

For more information, please visit ir.bitauto.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Among other things, the business outlook of the Company and the quotations from management in this announcement, as well as Bitauto's strategic and operational plans, contain forward-looking statements. Bitauto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Bitauto's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the automobile industry and the internet marketing industry in China; our expectations regarding demand for and market acceptance of our services and service delivery model; our expectations regarding enhancing our brand recognition; our expectations regarding keeping and strengthening our relationships with major customers, partner websites and media vendors; relevant government policies and regulations relating to our businesses, automobile purchases and ownership in China; our ability to attract and retain quality employees; our ability to stay abreast of market trends and technological advances; competition in our industry in China and internationally; general economic and business conditions in China; and our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Bitauto's filings with the Securities and Exchange Commission, including its annual report on Form 20-F. Bitauto does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Bitauto undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

China

Suki Li
Bitauto Holdings Limited
Phone: +86-10-6849-2145
ir@bitauto.com

Clarisse Pan

Foote Group

Phone: +86-10-8429-9544

bitauto@thefootegroup.com